FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of January, 2002
                                          -------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F           x               Form 40-F
                                    -----                         -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes                                 No            x
                                    -----                         -----

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                      Contact: Lynn Martenstein or Erin Williams
                                               (305) 539-6570 or (305) 539-6153

                                      For Immediate Release


   ROYAL CARIBBEAN INTERNATIONAL AND CELEBRITY CRUISES PROVIDE BUSINESS UPDATE


MIAMI - January 8, 2002 - Royal Caribbean Cruises Ltd. today provided a business update to analysts and investors. This is the third update the company has provided to analysts and investors in an effort to keep them informed about the impact of September 11th. The following comments were made on today's conference call.

Prior to September 11th, Royal Caribbean's booked ticket revenue for the first quarter of 2002 was 33% ahead of bookings for the first quarter of 2001 at the same time last year. Following September 11th, there was a substantial drop in bookings and an increase in cancellations. After the initial trauma, bookings gradually improved, prompted initially by substantial discounts. Starting in mid-November, pricing began to recover and discounts have been falling.

New bookings over the last 10 weeks of 2001 were up 46% over the prior year and cancellations have returned to normal levels. Booking patterns, which shifted to closer-in sailing dates following September 11th, are also beginning to return to pre-September 11th patterns. During the call, the company took the unusual step of disclosing booking and discount information. Year-end weekly data showed that booking volumes for the first quarter sailings were running 33% ahead of last year, with discount levels on new bookings about 7% higher.

As of December 28, 2001, load factors were lower by 3, 8, 3 and 2 percentage points for the next four quarters, respectively, when compared to the prior year. The company's capacity is increasing 23.3% for the first quarter of 2002 and 15.3% for the full year.

Based upon recent booking trends, management currently estimates that net yields for the first quarter of 2002 will be down 10%-15% from 2001 and improve in each quarter thereafter. The wave period, traditionally the time of the cruise industry's highest booking levels, starts this week. The strength of bookings during this year's wave period will be an important factor in determining 2002 net revenue yields.

Richard Fain,  chairman and chief executive  officer of Royal Caribbean  Cruises
Ltd., stated that "the ongoing recovery in booking trends is especially encouraging when coupled with the steady drop in discounting levels over the last two months. This improving situation gives us increased confidence in our ability to build on this solid base and deliver long-term value to our shareholders."

"The agreed combination with P&O Princess will allow us to further accelerate these returns to shareholders. We believe the combination is in the best interest of both companies' shareholders, and are looking forward to the consummation of the merger."

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 23 ships in service and six under construction or on firm order. Royal Celebrity Tours operates land-tour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on www.royalcaribbean.com, celebritycruises.com or www.rclinvestor.com.


Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, availability of air service, the delivery schedule of new vessels, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                              For Immediate Release

                Royal Caribbean Cruises Ltd. ("Royal Caribbean")

                                 18 January 2002

     Response to Carnival's Proposal to make a Revised Pre-Conditional Offer
     -----------------------------------------------------------------------

Royal Caribbean today issues its comments on Carnival Corporation's ("Carnival") proposal to make a revised pre-conditional offer to P&O Princess Cruises plc ("P&O Princess").

On 19 December, the Board of P&O Princess volunteered an extended timetable under which Carnival had until 18 January to put forward their best offer. Royal Caribbean agreed to a delay of P&O Princess' EGM until 14 February in order to facilitate a full and considered review of the agreed DLC transaction and any alternatives. Against this background, it is surprising that Carnival has chosen not to address the key concerns that had been raised about the earlier pre-conditional proposal. The P&O Princess Board previously concluded that Carnival's proposal was less valuable and less deliverable for its shareholders than the agreed DLC transaction. Carnival's revised proposal represents only a marginal increase in value and has greater uncertainty in relation to conditionality than its previous proposal.

Commenting on Carnival's revised proposal, Richard Fain, Chairman and Chief Executive Officer of Royal Caribbean said:

"Despite improving market conditions, we continue to be committed to the DLC combination with P&O Princess on the terms and timetable agreed in November.

Carnival again appears to be trying to distract attention from and delay the DLC transaction. The continuation of these distractions is likely to be damaging for the operations of both our businesses. We look forward to this process reaching a conclusion on 14 February.

We have seen Carnival's actions and practices in the past. Their actions over the last few weeks certainly appear to follow a pattern we've seen before"



ENQUIRIES

Royal Caribbean
+1 305 539 6570
Lynn Martenstein
+1 305 539 6153
Erin Williams

Goldman Sachs International
+44 (0) 20 7774 1000
Richard Campbell-Breeden
Basil Geoghegan
Phil Raper (Corporate Broking)


Cazenove & Co. Ltd
+44 (0) 20 7588 2828
John Paynter (Corporate Broking)

The Maitland Consultancy Limited
+44 (0) 20 7379 5151
Angus Maitland
Duncan Campbell-Smith
Philip Gawith


Goldman Sachs International and Cazenove & Co. Ltd, which are regulated in the United Kingdom by the Financial Services Authority Limited, are acting for Royal Caribbean in connection with the agreed combination and no-one else and will not be responsible to anyone other than Royal Caribbean for providing the protections afforded to customers of Goldman Sachs International and Cazenove & Co. Ltd nor for providing advice in relation to the agreed combination.

Royal Caribbean Cruises Ltd.
Goldman Sachs International
977245
For Immediate Release


Response to Carnival letter of 24 January


Royal Caribbean Cruises Ltd. ("Royal Caribbean") notes the announcement today from Carnival Corporation ("Carnival"). It contains little beyond what Carnival has already said in previous announcements of 17 December, 19 December, 27 December, 28 December, 8 January, 9 January, 10 January and 17 January. Consistent with these earlier announcements, Carnival entirely fails to address the central issues of making an offer of superior value and deliverability.

The announcement makes great play of Carnival's operational and financial performance. It fails to mention that these are the direct outcome of the operating and management practices which Carnival currently enjoys due to its leading market position. It is this position which the Royal Caribbean/P&O Princess Cruises Plc ("P&O Princess") merger threatens.


Richard Fain, Chairman and CEO of Royal Caribbean, commented:

"We note that this latest announcement from Carnival adds little to the eight previous announcements in the same vein. I have total confidence that the Royal Caribbean/P&O Princess combined entity, with its larger scale and broader reach, will deliver significant operational and financial gains to its shareholders. Carnival continues to ignore the central issues concerning value and deliverability. It has missed its chance to make a proper offer that addressed both issues and instead is now entirely focused on thwarting our efforts to create greater shareholder value."

ENQUIRIES

Royal Caribbean
+1 305 539 6570
Lynn Martenstein
+1 305 539 6153
Erin Williams

Goldman Sachs International
+44 (0) 20 7774 1000
Richard Campbell-Breeden
Basil Geoghegan
Phil Raper (Corporate Broking)

Cazenove & Co. Ltd
+44 (0) 20 7588 2828
John Paynter (Corporate Broking)

The Maitland Consultancy Limited
+44 (0) 20 7379 5151
Angus Maitland
Philip Gawith
Duncan Campbell-Smith


Goldman Sachs International and Cazenove & Co. Ltd, which are regulated in the United Kingdom by the Financial Services Authority, are acting for Royal Caribbean in connection with the agreed combination and no-one else and will not be responsible to anyone other than Royal Caribbean for providing the protections afforded to customers of Goldman Sachs International and Cazenove & Co. Ltd nor for providing advice in relation to the agreed combination.

                                     Contact:  Lynn Martenstein or Erin Williams
                                               (305) 539-6570 or (305) 539-6153

                                     For Immediate Release


                      ROYAL CARIBBEAN REPORTS 2001 RESULTS
                      ------------------------------------


MIAMI - (January 29, 2002) - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today earnings for the year of $254.5 million, or $1.32 per share, compared with $445.4 million, or $2.31 per share in 2000. Earnings were negatively impacted during the year by the events of September 11 and ships out of service, partially offset by insurance proceeds. Excluding the impact of these items, net income would have been $318.9 million, or $1.65 per share. Revenues for the year were up 9.7% at $3.1 billion, compared with $2.9 billion in 2000. The increase in revenues for the year was due to a 20.8% increase in capacity, offset by a decline in net yields (net revenue per available berth day) of approximately 9%.

Revenues for the fourth quarter were $656.0 million, up 2.2% from $642.1 million in 2000. The increase in revenues was due primarily to the increase in capacity in the quarter, partially offset by a change in yields. Net revenue yields for the quarter were down 10.7%, primarily due to the impact of the events of September 11. During the quarter, the company significantly reduced its cost structure. Operating expenses and SG&A were down approximately 10% on a per-available-berth-day basis from the same quarter in 2000. Also included in the quarter were $6.5 million, or $0.03 per share, in severance expenses related to the previously announced shoreside reduction in workforce. The company reported a net loss of $39.0 million for the quarter, or $0.20 per share, as compared with net income of $30.1 million, or $0.16 per share, in the fourth quarter of 2000.

"It goes without saying that the events of September 11 have had an impact on us both professionally and personally, and will for quite some time to come," said Richard D. Fain, chairman and chief executive officer. "However, I am very encouraged by the speed at which bookings for the industry, and our company in particular, are moving towards normalcy. Occupancy for the fourth quarter, which we earlier anticipated would be in the low 90% range, ended up at 96%. January occupancy was 103%, indicating that we have returned to more normal levels. The wave season began a couple of weeks ago, and early indications are positive."

Since the start of the `wave period', the company has broken several bookings records for both Royal Caribbean International and Celebrity Cruises, as well as the overall company in 2002. For example, during the week ended January 18, the Royal Caribbean International brand took a record 147,819 bookings. For the week ended January 25, booking volumes for the first quarter sailings were running 78% ahead of the same week in 2001, with discount levels on new bookings only 5% higher. Booking volumes for the second quarter were 18% higher, with discounts of 4%. During the company's January 8 conference call, guidance was given that first quarter net yields would be lower than in 2001 by 10-15%. Current estimates are that the final number will be at the low end of the range. The company continues to believe 2002 yields will improve each quarter thereafter.

"Despite the challenges, 2001 was a year of significant accomplishments for the company," said Fain. The company successfully introduced an unprecedented four new ships in 2001, including Radiance of the Seas, the first of the Radiance-class vessels. The average age of the fleet is now only five years, which the company believes is the youngest of any of the major operators, and many of the company's ships offer amenities that are unique in the industry.

In addition, Royal Celebrity Tours had a very promising start in 2001. Operations in Alaska during its inaugural season were rated "good" or "excellent" by 98% of guests. "We are looking forward to the 2002 season, when two more domed railcars will be delivered, allowing us to continue to expand this exciting business that is so complementary to our cruise operations," said Fain.

Cost-savings initiatives introduced in 2000 and early 2001 came to fruition during the year. The strong focus on efficiency allowed the company to reduce operating costs and SG&A on a per-available-berth-day basis significantly this year. Excluding the impact of oil costs, this improvement was 4.5%. The company is continuing efforts on this front, and expects to see an additional 5% unit cost improvement in 2002. This does not include the cost savings the company hopes to achieve through the DLC merger with P&O Princess.

"Regarding the merger," said Fain, "we continue to be very excited about the opportunities we feel this transaction offers both our companies, and we are eagerly awaiting a positive outcome at our respective shareholder meetings on February 14."

The company has scheduled a conference call at 10 a.m. eastern time today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the company's investor relations web site at www.rclinvestor.com. A slide presentation will accompany the conference call, and is also available for viewing at www.rclinvestor.com.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 23 ships in service and six under construction. Royal Celebrity Tours operates land-tour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on www.royalcaribbean.com and www.celebritycruises.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, availability of air service, the delivery schedule of new vessels, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                             Financial Tables Follow
                                     (####)

                                                     ROYAL CARIBBEAN CRUISES LTD

                                               CONSOLIDATED STATEMENTS OF OPERATIONS
                                       (unaudited, in thousands, except per share amounts)

                                                   Fourth Quarter Ended December 31,    Year Ended December 31,
                                                   ---------------------------------    -----------------------
                                                        2001               2000            2001        2000
                                                   --------------     --------------    ----------  -----------
Revenues ........................................  $      655,977     $      642,118    $3,145,250   $2,865,846

Expenses
  Operating .....................................         444,893            413,794     1,934,391    1,652,459
  Marketing, selling and administrative .........         110,332            103,460       454,080      412,799
  Depreciation and amortization .................          81,763             62,323       301,174      231,048
                                                   --------------     --------------    ----------  -----------
                                                          636,988            579,577     2,689,645    2,296,306
                                                   --------------     --------------    ----------  -----------
Operating Income ................................          18,989             62,541       455,605      569,540

Other Income (Expense)
  Interest income ...............................           4,842              3,003        24,544        7,922
  Interest expense, net of capitalized interest .         (67,461)           (51,463)     (253,207)    (154,328)
  Other income (expense) ........................           4,665             15,999        27,515       22,229
                                                   --------------     --------------    ----------  -----------
                                                          (57,954)           (32,461)     (201,148)    (124,177)
                                                   --------------     --------------    ----------  -----------
Net Income (Loss) ...............................  $      (38,965)    $       30,080    $  254,457   $  445,363
                                                   --------------     --------------    ----------  -----------
Earnings (Loss) Per Share:
  Basic .........................................  $        (0.20)    $         0.16    $     1.32   $     2.34
                                                   ==============     ==============    ==========   ==========
  Diluted .......................................  $        (0.20)    $         0.16    $     1.32   $     2.31
                                                   ==============     ==============    ==========   ==========
Weighted average shares outstanding:
  Basic .........................................         192,300            192,093       192,231      189,397
                                                   ==============     ==============    ==========   ==========
  Diluted .......................................         192,300            193,106       193,481      192,935
                                                   ==============     ==============    ==========   ==========

                                                                           STATISTICS

                                                   Fourth Quarter Ended December 31,    Year Ended December 31,
                                                   ---------------------------------    -----------------------
                                                        2001               2000            2001        2000
                                                   --------------     --------------    ----------  -----------
Occupancy as a percentage of total capacity .....            96.0%             100.1%        101.8%       104.4%

Guest Cruise Days ...............................       3,881,859          3,400,856    15,341,570   13,019,811


                              For Immediate Release

                Royal Caribbean Cruises Ltd. ("Royal Caribbean")

                                 30 January 2002


                 ROYAL CARIBBEAN RESPONDS TO CARNIVAL'S REVISED
                 ----------------------------------------------
                              PRE-CONDITIONAL OFFER
                              ---------------------

In response to a "revised pre-conditional offer" by Carnival Corporation for P & O Princess, Royal Caribbean re-affirms its confidence that its proposed merger with P & O Princess offers its shareholders a clearly superior deal in terms both of economic value and deliverability.

Royal Caribbean notes that the "revised pre-conditional offer" from Carnival contains no additional value relative to the pre-conditional offer announced on January 17th, except insofar as Carnival's share price has marginally appreciated since that date.

Richard Fain, Chairman and Chief Executive of Royal Caribbean, said: "This latest in a series of repackaged pre-conditional offers from Carnival was only too predictable. They have rearranged the small print but made no real difference to the big picture."

Enquiries

Royal Caribbean
+1 305 539 6570
Lynn Martenstein
+1 305 539 6153
Erin Williams

Goldman Sachs International
+44 (0) 20 7774 1000
Richard Campbell-Breeden
Basil Geoghegan
Phil Raper (Corporate Broking)


Cazenove & Co. Ltd
+44 (0) 20 7588 2828
John Paynter (Corporate Broking)

The Maitland Consultancy Limited
+44 (0) 20 7379 5151
Angus Maitland
Duncan Campbell-Smith
Philip Gawith

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ROYAL CARIBBEAN CRUISES LTD.
                                           ----------------------------
                                           (Registrant)



Date:  February 1, 2002                    By: /s/ BONNIE S. BIUMI
                                              -------------------------
                                           Bonnie S. Biumi
                                           Vice President and Treasurer